Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is an update from Towers Watson & Co. (“Towers Watson”) regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson first made the update available to its employees on November 6, 2015.

November 6, 2015

As you may have seen in recent media reports, Institutional Shareholder Services Inc. (ISS) and Glass Lewis & Co. (Glass Lewis), advisors to institutional investors, issued recommendations on the upcoming shareholder votes on our proposed merger with Willis.

Both ISS and Glass Lewis recommended that Willis shareholders vote “for” the merger and Towers Watson shareholders vote “against” it.

We are disappointed by these recommendations, which do not recognize the compelling vision and growth potential for Willis Towers Watson. Here, you can read a press release<http://phx.corporate-ir.net/phoenix.zhtml?c=123884&p=irol-newsArticle&ID=2107852> that we issued in response.

The executive teams and boards of both companies continue to agree that the merger presents an opportunity to realize greater levels of growth together than either organization could alone, and we remain committed to successfully completing this transaction.

Our shareholder vote will take place on November 18. Associates who hold Towers Watson shares can refer to a proxy site on Vantage <http://vantage.internal.towerswatson.com/company/corporate-functions/legal/proxyprocess/pages/default.aspx> for more information. Remember, not submitting your vote has the same effect as a “no” vote, so please submit your vote by the deadline:

•    By mail: Please return the ballot in the envelope provided with ample time to ensure delivery by Friday, November 13

For more information

Merger Milestones

•    October 2015

•    August 2015

Integration Updates

•    Issue No. 5

•    Issue No. 4

•    Issue No. 3

•    Issue No. 2

•    Issue No. 1

Announcement communications

•    FAQ document

•    Merger external website

Questions?

Send a note to the Internal Communication and Change Management mailbox.

•    By telephone or online: 11:59 p.m. EST on Tuesday, November 17

•    In person: Please bring your hard copy ballot and submit it at the November 18 shareholder meeting

Meanwhile, our integration planning work – and our unwavering focus on our clients – continues.

If you receive any media inquiries, please direct them to Lisa Swatland.

If you receive any client inquiries, please contact the Internal Communication and Change Management team<mailto:internal.comm.and.change.mgmt@towerswatson.com>.

John

In Canada, a French version will follow.

Copyright © 2015 Towers Watson. All rights reserved.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Matt Rohrman, Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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